Paul Hastings LLP

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March 16, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan West Funds — File No. 811-07989

Accounting Comments on Annual Report for the

Fiscal Year Ended March 31, 2020

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant” or the “Funds”), we hereby respond to the oral accounting comments provided by Mr. David Manion of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s Annual Report for the fiscal year ended March 31, 2020, as filed on Form N-CSR on June 4, 2020 (SEC Accession No. 0001193125-20-160226) (the “Annual Report”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Annual Report, unless otherwise indicated.

1.

Comment: The Annual Report should include in Management’s Discussion of Fund Performance (“MDFP”) a discussion of the effect of derivatives on performance if the impact has been material. In the case of the Metropolitan West AlphaTrak 500 Fund, given the relatively high level of derivatives in that portfolio, please provide that discussion and, if there was no material impact on performance from derivatives, please explain why that occurred.

Response: The Registrant will add that additional disclosure for applicable funds, including the AlphaTrak 500 Fund, in the annual report for the fiscal year ended March 31, 2021

2.	Comment: For the Floating Rate Income Fund, please disclose as a principal risk that bank loans are not securities and, therefore, do not have the investor protections provided by the securities laws.

Securities and Exchange Commission

March 16, 2021

Response: Currently, the prospectus for this fund contains the following disclosure in the section disclosing principal risks (emphasis added):

Bank Loan Risk: the risk of investing in corporate loans made by commercial banks and other financial institutions or institutional investors to companies that need capital to grow or restructure, which includes interest rate risk, liquidity risk and prepayment risk. The Fund may also be subject to the credit risk of other financial institutions and the risks associated with insufficient collateral securing a bank loan, limited available public information about a bank loan, delayed settlement, and less protection for holders of bank loans as compared to holders of registered securities.

Additionally, the prospectus also includes the following disclosure under the heading “Bank Loan Risk”: Bank loans are not registered and otherwise may not be treated as securities under the federal securities laws, meaning investors in loans have less protection against improper practices than investors in securities that are registered under or are otherwise subject to the protections of the securities laws.

Although the existing disclosure has in substance the requested risk, the Registrant will add disclosure to note 4 in the Annual Report disclosing risks to include the risk of bank loans in a manner similar to this prospectus disclosure.

3.	Comment: Also for the Floating Rate Income Fund, please disclose whether the fund invests in covenant lite loans and, if so, to what extent.

Response: The investment adviser for the Registrant works to avoid investments in covenant lite loans. However, it is possible that certain loans held by this fund may be regarded as covenant lite loans or might be modified in a manner to reduce the covenant protections. These types of covenant lite loans would not be a material part of the portfolio of the fund and, therefore, do not require additional risk disclosure, particularly not as a principal risk.

*    *    *    *    *

Please advise us if we can provide any further information. Please direct any further comments or questions regarding the Annual Report or this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

of PAUL HASTINGS LLP

Securities and Exchange Commission

March 16, 2021

cc:	Metropolitan West Asset Management, LLC

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